APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bullfinch Brewpub LLC
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking	55,000.00
Total Bank Accounts	**$ 55,000.00**
Total Current Assets	**$ 55,000.00**
TOTAL ASSETS	**$ 55,000.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	55,000.00
Retained Earnings	
Net Income	
Total Equity	**$ 55,000.00**
TOTAL LIABILITIES AND EQUITY	**$ 55,000.00**

Thursday, Feb 06, 2020 06:49:07 PM GMT-8 - Accrual Basis

Bullfinch Brewpub LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking	956.86
Total Bank Accounts	$ 956.86
Other Current Assets	
Uncategorized Asset	50,500.00
Total Other Current Assets	$ 50,500.00
Total Current Assets	$ 51,456.86
TOTAL ASSETS	$ 51,456.86
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	90,000.00
Retained Earnings	
Net Income	-38,543.14
Total Equity	$ 51,456.86
TOTAL LIABILITIES AND EQUITY	$ 51,456.86

Thursday, Feb 06, 2020 06:47:46 PM GMT-8 - Accrual Basis

Bullfinch Brewpub LLC
Profit and Loss
January - December 2018

	Total
Income	**$ 0.00**
Total Income	0.00
Gross Profit	**$ 0.00**
Expenses	
Bank Charges & Fees	0.00
Contractors	0.00
Insurance	0.00
Legal & Professional Services	0.00
Meals & Entertainment	0.00
Office Supplies & Software	0.00
Rent & Lease	0.00
Taxes & Licenses	0.00
Total Expenses	**$ 0.00**
Net Operating Income	**$ 0.00**
Net Income	**$ 0.00**

Thursday, Feb 06, 2020 06:50:51 PM GMT-8 - Accrual Basis

Bullfinch Brewpub LLC
Profit and Loss
January - December 2019

	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
Bank Charges & Fees	32.00
Contractors	7,000.00
Insurance	2,311.54
Legal & Professional Services	16,268.00
Meals & Entertainment	101.75
Office Supplies & Software	26.10
Rent & Lease	7,603.75
Taxes & Licenses	5,200.00
Total Expenses	**$ 38,543.14**
Net Operating Income	**-$ 38,543.14**
Net Income	**-$ 38,543.14**

Thursday, Feb 06, 2020 06:50:51 PM GMT-8 - Accrual Basis

Bullfinch Brewpub LLC
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00
Net cash provided by operating activities	$ 0.00
FINANCING ACTIVITIES	
Owner's Investment	55,000.00
Net cash provided by financing activities	$ 55,000.00
Net cash increase for period	$ 55,000.00
Cash at beginning of period	0.00
Cash at end of period	$ 55,000.00

Thursday, Feb 06, 2020 06:52:04 PM GMT-8

Bullfinch Brewpub LLC
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-38,543.14
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Uncategorized Asset		-50,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	50,500.00
Net cash provided by operating activities	-$	89,043.14
FINANCING ACTIVITIES		
Owner's Investment		35,000.00
Net cash provided by financing activities	$	35,000.00
Net cash increase for period	-$	54,043.14
Cash at beginning of period		55,000.00
Cash at end of period	$	956.86

Thursday, Feb 06, 2020 06:52:04 PM GMT-8

I, <u>David Collins</u>, certify that:

1. The financial statements of Bullfinch Brewpub included in this Form are true and complete in all material respects; and
2. The tax return information of Bullfinch Brewpub has not been included in this Form as Bullfinch Brewpub was formed on 07/12/2018 and has not filed a tax return to date.

Signature   *David Collins*
DocuSigned by: 5CAE1841A4894BE...

Name: David Collins

Title: Mr